FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MARKET ANNOUNCEMENT

Press Conference

On December 12th, 2007, Sadia hosted a lunch with journalists from the Brazilian press. The event gathered the chairman of the Board of Directors, Mr. Walter Fontana Filho, the CEO, Mr. Gilberto Tomazoni and directors from other areas of the Company. They discussed investments, Sadia’s results in 2007 and perspectives for 2008, highlighting these matters:
Sadia shall invest R$1 billion in 2007, according with the guidance provided by the Company.
Volumes growth expectation both in the domestic and export markets should be close to the figures given by the Company, of 8-10% in the domestic market and 16-18% in the export market.
Sadia S.A. expects a 12% to 14% growth in sales volumes in 2008. This growth should be similar both for the domestic as for the export market, when compared with 2007 performance. The Company estimates an EBITDA margin between 12% to 13% in 2008.
In 2008, the Company shall invest R$1.6 billion in new projects and on those already in progress. Of this amount, R$556 will be invested on the processed products segment, R$558 million on the Lucas do Rio Verde project, R$70 million for the beef segment and another R$416 million on other projects, ie, the plant in Russia and the Middle East, infrastructure, information technology and breeders. The investments should generate revenues of R$3 billion in 2009.
Among greenfield projects in Brazil in 2008 is the processed products plant at Vitória de Santo Antão (Pernambuco), which will be the first plant of the meat sector to neutralize 100% of its carbon emissions and shall receive R$190 million in investments.
The Company is planning a new beef slaughterhouse in 2008, with capacity to slaughter 2 thousand heads/day.
Overseas, Sadia shall start the implementation of its second plant offshore, at the United Arab Emirates, which will require investments of R$100 million and shall produce poultry and beef processed products. In Holland, the Company should invest another R$4 million in order to double the capacity of that plant, totaling 20 thousand tons/year.
Sadia’s goal is to grow both domestically and abroad and continue to strongly invest in its core business in Brazil and in its projects overseas.

Best Regards,

Welson Teixeira Jpunior
Investor Relations Director
Sadia S.A.